UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Hosts Live Webcast of Annual General Meeting of Shareholders

Vancouver, B.C., Canada (February 13, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) will host a live webcast of the annual general meeting of shareholders on Wednesday, February 20, 2002, beginning at 1:30 pm PST. The annual general meeting will be held in the Vancouver Room of the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver and will feature remarks by Charles Young, Chair of the Creo Board; Amos Michelson, CEO; Dan Gelbart, CTO and President; and Michael Graydon, CFO.

Shareholders will be asked to approve the company's name change from Creo Products Inc. to Creo Inc. The new corporate name is consistent with the wide range of services, products and solutions offered by Creo and with the new graphic look that was launched early in January as worldwide business activities and subsidiaries were consolidated under the single Creo name and logo.

The meeting will be broadcast live over the Internet at www.creo.com/investors/index.asp for approximately 90 minutes and will be archived on the Creo web site for approximately 30 days. Listening to the live webcast requires RealPlayer® or Windows Media Player®. Broadcast quality will be best for listeners with at least a 28.8 Kbps connection, but will still be available to slower connections. Firewalls designed to protect corporate information can restrict listeners' access to the broadcast.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 13, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary